CONFIDENTIAL	August 26, 2016

Russell Mancuso, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Mancuso:

On behalf of our client, Minebea Co., Ltd. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to a business integration of the Company with MITSUMI ELECTRIC CO., LTD. through a share exchange. Subject to the resolution of the Staff’s comments on the Registration Statement, the Company hopes to have the Registration Statement become effective before Thanksgiving.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933 and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for foreign private issuers, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81-3-5251-1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81-3-5251-0210.

Thank you for your time and attention.

Very truly yours,

/s/ Masahisa Ikeda

Masahisa Ikeda
Managing Partner

Enclosures

cc:	Mr. Yoshihisa Kainuma, Representative Director, President and Chief Executive Officer, Minebea Co., Ltd.